FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               December 21, 2004

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F   X           Form 40-F
                         -----                    -----

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes  __                 No           X
                         ------                   -----

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes  __                 No           X
                         ------                   -----


     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes  __                 No           X
                         ------                   -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                               Total Pages: 4

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                   Smith & Nephew plc
                                                   (Registrant)


Date: December 21, 2004                        By: /s/ Paul Chambers
                                                   -----------------
                                                   Paul Chambers
                                                   Company Secretary

Smith & Nephew plc       T 44 (0) 207 401 7646                   [LOGO OMITTED] We are smith&nephew
15 Adam Street           F 44 (0) 207 960 2350
London WC2N 6LA          www.smith-nephew.com
England








Smith & Nephew - excess insurers decline coverage


20 December 2004

Smith & Nephew plc announces that two of its excess layer product liability insurers have informed it that they are declining coverage in respect of their share of the liability arising from patients who require revision surgery related to the macrotextured femoral knee component implant product. The company's primary insurer, who is also a participant in excess layers, is continuing to provide cover.

Smith & Nephew strenuously refutes the grounds cited for declining coverage, which centres around the level of initial disclosure made by the company to the insurers. The company is pursuing all avenues to enforce its coverage rights.

At 30th November 2004, of the total of 2971 macrotexture products originally implanted, 676 revisions have been carried out and settlements agreed with patients in respect of 447 of those revisions amounting to 37m(GBP). The insurance coverage being disputed of this amount is 12m(GBP).

In order to comply with the requirements of FRS12, the company is likely to record an exceptional charge in its fourth quarter results on the basis that all disputed claims and future claims are treated as irrecoverable. Whilst it is too early to be able to make a firm statistical prediction of the ultimate number of revisions, the exceptional charge may be in the region of 80m(GBP) (pre-tax), inclusive of the 12m(GBP) of disputed coverage referred to above.

Commenting on the announcement, Sir Christopher O'Donnell, Chief Executive, said:

"Our first priority is to treat the affected patients fairly and promptly. It is very concerning that two insurers have now declined coverage at this late stage. We will take all steps available to us to enforce this coverage and to bring this matter to a satisfactory conclusion."

A conference call for analysts to discuss today's announcement will be held at 5.00pm GMT/12.00pm EST today. This will be broadcast live on the web and will be available on demand shortly following the close of the conference call at http://www.smith-nephew.com/confcall. If interested parties are unable to connect to the web, a listen-only service is available by calling 020 7019 9504 in the UK or 718 354 1153 in the US.

Analysts should contact Julie Allen on +44 (0) 20 7401 7646 or via email at julie.allen@smith-nephew.com for conference call details.


                                              News

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Enquiries

Investors
Peter Hooley                                       Tel: +44 (0) 20 7401 7646
Smith & Nephew Finance Director

Investors/Media
Liz Hewitt                                         UK Tel: +44 (0) 20 7401 7646
Smith & Nephew Group Director Corporate Affairs

Angie Craig                                        US Tel: +1 901 399 5161
Smith & Nephew Vice President US Investor and Media
Relations

Financial Dynamics
David Yates - London                               UK Tel: +44 (0) 20 7831 3113
Jonathan Birt - New York                           US Tel: +1 212 850 5634